HARTVILLE GROUP, INC.
3840 Greentree Ave., SW
Canton, OH 44706
December 7, 2005
VIA FACSIMILE – 202-772-9206
Maureen Bauer
Staff Accountant
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop: 3561
Re:	Hartville Group, Inc. Form 8-K, Item 402, filed November 11, 2005 File No. 333-82786
Dear Ms. Bauer:
     This letter is in response to your letter dated November 21, 2005 with respect to the above-captioned Registrant. The following are our responses to your comments:
     1.     We note that you intend to file restated financial statements. Please tell us how, and when you will file them.
Response: All restated financial statements were filed on February 21, 2005, along with the Form 10-QSB for the period ended September 30, 2005.
     2.     When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
Response: As disclosed in Item 4 of the Form 10-QSB for the period ended September 30, 2005, the Company has not completed carrying out an evaluation of the effectiveness, design and operation of disclosure controls and procedures. Because this evaluation has not been concluded, the Company cannot conclude that its disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the Company’s obligations under the Exchange Act. As previously disclosed, during 2005, the Company’s independent directors have taken significant actions to change the Company’s direction, controls and procedures. These steps include:
a) replacing the president and chief executive officer;
b) replacing the chief financial officer; and
c) changing the Company’s certified public accounts.
On September 19, 2005, the Company hired a new chief financial officer. The chief financial officer, along with other management, has been reviewing the controls and procedures of the Company. It was during this review process that the Company found an error with respect to prior financial statements which required a restatement of those financial statements. While the Company believes that the controls and procedures in place do provide assurance that the current financial statements are in compliance with requirements, the evaluation has resulted in finding situations where prior controls and procedures were not working effectively.

It is the goal of management to complete their evaluation of the controls and procedures such that the disclosure in the Form 10-KSB will be in compliance with the requirements of Item 307.

As disclosed in the restated Forms 10-QSBs and 10-KSB, the restatements primarily arose from management’s determination that a reinsurance contract for premiums earned in 2003 and 2004, which were originally accounted for based on the reinsurance slips whereby the registrant’s subsidiary, Hartville Re, was to maintain a 40% share of the underwriting risk based on insurance slips, was incorrect. The insurance slips were not the controlling agreement and a subsequent contract, whereby Hartville Re shared in none of the underwriting risk was ultimately the controlling agreement. The effect of this change in the agreement reduced premium revenues for Hartville Re in 2003 and 2004 along with reducing losses and expenses. Also, in 2004, the Company had recognized a slide (profit) commission in the first quarter of 2004 of $934,901, but this amount was reduced by $393,116 in the second quarter and $215,991 in the third quarter. With the restatement, the Company reversed these items in the earlier quarters and recognized $325,794 (which is $934,901 less $393,116 less $215,991) in the third quarter of 2004, when the slide commission was fully earned and received. Further, in 2005, management determined that a 5% ceding commission was due to the primary carrier by Hartville Re resulting in additional ceded costs for the first two quarters. Lastly, the restatements for 2003 and 2004 include miscellaneous reclassifications on the balance sheets. The reclassifications on the balance sheets are eliminating entries that were previously posted in error. These reclassifications have no effect on the Company’s income statements. The Company amended certain disclosure in its Forms 10-QSBs and 10-KSBs in response to previously received comments from the Commission to the extent that the Company deemed it appropriate to respond with respect to prior filings.

The Company acknowledges that:
          a) It is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
          b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          c) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           If you have any questions, please contact the undersigned at your convenience.
           If it would be helpful to you, the Company can provide you with copies of the restated Forms 10-KSB and 10-QSBs marked to show the specific changes.
Sincerely yours,
HARTVILLE GROUP, INC.
/s/ Christopher R. Sachs
Christopher R. Sachs
Chief Financial Officer
cc:	Dennis C. Rushovich Jack A. Bjerke